UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                        The Singing Machine Company, Inc.
                        ---------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                   829322 30 4
                                  ------------
                                 (CUSIP Number)

                                   Josef Bauer
                        The Singing Machine Company, Inc.
                           6601 Lyons Road, Bldg. A-7
                             Coconut Creek, FL 30373
             -------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 20, 2000
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Schedules filed in paper formal shall included a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                       SCHEDULE 13D


CUSIP No.829322 30 4                       Page     2      of     6       Pages
                                               ----------     ---------

________________________________________________________________________________
1       NAME OF REPORTING PERSON
        S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON


        Josef Bauer
________________________________________________________________________________
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)  |_|
                                                                   (b)  |_|

________________________________________________________________________________
3       SEC USE ONLY


________________________________________________________________________________
4       SOURCE OF FUNDS*

         00

________________________________________________________________________________
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                  |_|


________________________________________________________________________________
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         577,541

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    106,232
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         577,541

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    106,232

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     683,773

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.2%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________


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CUSIP No.829322 30 4                       Page     3      of     6       Pages
                                               ----------     ---------

Item 1.  Security and Issuer

         This statement relates to the common stock of The Singing Machine Company, Inc. (the "Singing Machine" or the "Company"). The principal executive offices of The Singing Machine are located at 6601 Lyons Road, Bldg. A-7, Coconut Creek, Florida 33073.

Item 2.  Identity and Background

         This Schedule is being filed by Josef Bauer, a Director of the Singing Machine. Mr. Bauer is a director of the Singing Machine and he presently serves as the Chief Executive Officer of three companies. He has served as the Chief Executive Officer of Bansia Corporation, a privately owned investment company, since 1975, of Trianon, a jewelry manufacturing and retail sales company since 1978, and of Seamon Schepps, a jewelry manufacturing and retail sales company since 1999.

         The business address for Mr. Bauer is 100 Sunrise Avenue, #211, Palm Beach, Florida 33480. During the last five years, Mr. Bauer has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of any such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         On June 28, 1999, Mr. Bauer purchased 2 units from the Singing Machine in a private offering. The purchase price for each unit was $27,500. Each unit consisted of 20,000 shares of the Singing Machine's preferred stock and 4,000 warrants with an exercise price of $2.00 per share. Each share of preferred stock could be converted into one share of the Singing Machine's common stock at any time after issuance. Each share of preferred stock automatically converted into one (1) share of the Singing Machine's common stock on April 1, 2000. Each warrant was exercisable at any time after issuance and expires on April 1, 2002.

         On April 15, 1999, Mr. Bauer personally loaned the Singing Machine funds sufficient to pay one of its documents of acceptance in the amount of $33,948.66. As consideration for this loan, in March 2000, the Singing Machine issued Mr. Bauer warrants to purchase 10,000 shares of its common stock at an exercise price of $2.00 per share, exercisable until January 1, 2003. In July 1999, Mr. Bauer arranged for a credit facility with Bank Julius Baer in the amount of $1 million. Further, in order to ensure approval of the extension of credit by Bank Julius Baer, Mr. Bauer personally guaranteed the line of credit. The Bank Julius Baer credit loan was fully repaid by the Singing Machine in February 2000. As consideration for guarantying this loan, in March 2000, the Singing Machine granted him warrants to purchase 50,000 shares of its common stock at an exercise price of $1.00 per share. The warrants expire in July 2005.

CUSIP No.829322 30 4                       Page     4      of     6       Pages
                                               ----------     ---------


           In May 2000, the Singing Machine obtained a working capital loan in the amount of $500,000 Josef Bauer. The loans was for a period of eight months and bore interest at the rate of 15% per annum. As consideration for extending the loans, the Singing Machine issued 25,000 warrants to Mr. Bauer. These warrants have an exercise price of $3.25 per share and expire on May 25, 2003. In September 2000, the Singing Machine granted Mr. Bauer 10,000 options to purchase shares of its common stock for services rendered as a director of the Singing Machine. The options have an exercise price of $3.06 per share and expire on September 6, 2006.

         On September 20, 2000, Mr. Bauer, on behalf of his self-directed pension plan, purchased 200,000 shares of common stock at a price of $3.00 from the Harry Fox Agency, Inc. On November 13, 2000, Mr. Bauer acquired 500 shares of the Singing Machine's common stock in the open market at a price of $4.5625 per share. On November 13, 2000, the Bauer Family Limited Partnership acquired 200 shares in the open market a price of $4.5625 per share. On January 2, 2001, the Bauer Family Limited Partnership acquired 200 shares of the Singing Machine's common stock in the open market at a price of $4.0625 per share. On March 13, 2001, Mr. Bauer purchased 110,675 shares in the open market at a price of $3.25 per share.

Item 4.  Purpose of Transaction

         Mr. Bauer acquired the securities for investment purposes. Except as described in the preceding paragraphs, Mr. Bauer does not have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Singing Machine or the disposition of securities of Singing Machine, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Singing Machine, (c) a sale or transfer of a material amount of assets of Singing Machine, (d) any change in the present board of directors or management of Singing Machine, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of Singing Machine, (f) any other material change in Singing Machine's business or corporate structure, (g) any changes in Singing Machine's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Singing Machine by any person, (h) a class of securities of Singing Machine's to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of registered national securities association, (i) a class of equity securities of Singing Machine becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Acts of 1934 or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

         (A) Mr. Bauer is deemed to beneficially own 683,773 shares of the Singing Machine's common stock, representing approximately 15.2% of Singing Machine's issued and outstanding common stock (based on 4,399,320 shares outstanding on June 1, 2001). This total includes 282,541 shares held directly by Mr. Bauer, 200,000 shares held by the Bansia Corporation Pension Plan Trust, Mr. Bauer's self directed pension plan, 106,232 shares held by the Bauer Family Limited Partnership, options to purchase 10,000 shares of the Singing Machine's common stock, currently

CUSIP No.829322 30 4                       Page     5      of     6       Pages
                                               ----------     ---------

exercisable, and warrants to purchase 85,000 shares of the Singing Machine's common stock, currently exercisable.

         Mr. Bauer is a general partner of the Bauer Family Limited Partnership and has a 49% interest in the partnership. His wife is also a general partner and has a 49% interest in the partnership. Under the federal securities laws, Josef Bauer is deemed to be the beneficial owner of the 53,116 shares the Singing Machine's common stock owned by his wife through her interest as a general partner; however, pursuant to Rule 16a-1(4) of the Exchange Act, Mr. Bauer disclaims any beneficial interest in shares of the Signing Machine common stock owned by his wife.

         (B) Mr. Bauer has sole voting and dispositve power over 577,541 share of the Singing Machine's common stock. By virtue of the partnership agreement and his martial relationship, he may be deemed to share voting and dispositive power of the 106,232 shares held by the Bauer Family Limited Partnership.

         (C) Except as set forth above, Mr. Bauer has effected any transactions in shares of the Company's common stock during the last sixty days.

         (D)      Not applicable.

         (E)      Not applicable.

Item     (F)          Contracts, Arrangements, Understandings or Relationships
                      with Respect to Securities of the Issuer

         Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Singing Machine to which Mr. Bauer or the Bauer Family Limited Partnership is a party or is subject.

Item 7.  Materials to be filed as Exhibits

         Not Applicable.

CUSIP No.829322 30 4                       Page     6      of     6       Pages
                                               ----------     ---------


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: June 15, 2001                             By: /s/ Josef Bauer
                                                --------------------------------
                                                Josef Bauer